SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

The First of Long Island Corporation
Name of Issuer

Common Stock, $.10 par value
Title of Class of Securities

320734  10  6
CUSIP Number

December 31, 2012
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320734 10 6	13G	Page 2 of 5 Pages
1		NAME OF REPORTING PERSON: Paul T. Canarick I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 33,914
	6	SHARED VOTING POWER 473,940
	7	SOLE DISPOSITIVE POWER 33,914
	8	SHARED DISPOSITIVE POWER 473,940
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 507,854
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 320734 10 6	13G	Page 3 of 6 Pages

CUSIP No. 320734 10 6	13G	Page 3 of 5 Pages
1		NAME OF REPORTING PERSON: Jean C. Canarick I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 268,694
	6	SHARED VOTING POWER 473,940
	7	SOLE DISPOSITIVE POWER 268,694
	8	SHARED DISPOSITIVE POWER 473,940
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 742,634
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 320734 10 6	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer
The First of Long Island Corporation

(b)	Address of Issuer’s Principal Executive Offices
10 Glen Head Road
Glen Head, NY 11545

Item 2.

(a)	Name of Persons Filing.
Paul T. Canarick
Jean C. Canarick

(b)	Address of Principal Business Office or, if none, Residence.
C/O William Aprigliano, Senior Vice President
The First of Long Island Corporation
10 Glen Head Road, Glen Head, NY 11545

(c)	Citizenship.
Paul T. Canarick and Jean C. Canarick are citizens of the United States

(d)	Title of Class of Securities. Common Stock, $.10 par value

(e)	CUSIP Number. 320734 10 6

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act
(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see §240.13d-1(b)(1)(ii)(F)
(g)	☐	Parent Holding Company, in accordance with §240.13d-1(b)(ii)(G) (Note: See Item 7)
(h)	☐	Group, in accordance with §240.13d-1(b)(ii)(H)

Item 4.	Ownership
Paul T. Canarick:
(a)	Amount beneficially owned: 507,854
(b)	Percent of Class: 5.6% based upon 9,001,686 shares of the Issuer outstanding as of December 31, 2012.
(c)	Number of shares as to which the person has
(i)	Sole power to vote or to direct the vote: 33,914
(ii)	Shared power to vote or to direct the vote: 473,940
(iii)	Sole power to dispose or to direct the disposition of: 33,914
(iv)	Shared power to dispose or to direct the disposition of: 473,940

CUSIP No. 320734 10 6	13G	Page 5 of 6 Pages

Jean C. Canarick:
(a)	Amount beneficially owned: 742,634
(b)	Percent of Class: 8.2% based upon 9,001,686 shares of the Issuer outstanding as of December 31, 2012.
(c)	Number of shares as to which the person has
(i)	Sole power to vote or to direct the vote: 268,694
(ii)	Shared power to vote or to direct the vote: 473,940
(iii)	Sole power to dispose or to direct the disposition of: 268,694
(iv)	Shared power to dispose or to direct the disposition of: 473,940

Paul T. Canarick and Jean C. Canarick share voting and investment power of 473,940 shares for which they act as co-trustees pursuant to the Canarick Family Holdings LLC agreement (the "LLC").
In addition to the shares held by the LLC, Mr. Paul T. Canarick
 (i) owns 24,699 shares,
 (ii) holds options to purchase 8,883 shares of common stock that were exercisable on or within 60 days of December 31, 2012, and
(iii) holds restricted stock units for an additiional 332 shares that vested  on December 31, 2012.  The options and the restricted stock units are treated as deemed beneficially owned in the Schedule 13G in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934.
 In addition to the shares held by the LLC, Jean C. Canarick owns 268,694 shares of common stock.

Item 5.	Ownership of Five Percent or less of a Class. Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

Dated: February 14, 2013

/s/ Paul T. Canarick
By: Paul T. Canarick

/s/ Jean C. Canarick
By: Jean C. Canarick

CUSIP No. 320734 10 6	13G	Page 6 of 6 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned, Paul T Canarick and Jean C. Canarick, hereby agree that, pursuant to 17 C.F.R. § 240.13d-1(k)(1) , this Schedule 13G relating to securities of The First of Long Island Corporation is filed on behalf of each of them.

Dated: February 14, 2013

/s/ Paul T. Canarick
By: Paul T. Canarick

/s/ Jean C. Canarick
By: Jean C. Canarick